Room 4561

August 4, 2006

John P. Jacunski, Senior Vice President
P.H. Glatfelter Company
96 South George Street, Suite 500
York, PA 17401

RE: **P.H. Glatfelter Company**
        Registration Statement on Form S-4
        File No. 333-135808
        Filed on July 17, 2006

Dear Mr. Jacunski:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to effectiveness, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff's position enunciated in the Exxon Capital Holdings Corporation (May 13, 1988), Shearman & Sterling (July 2, 1993) and Morgan Stanley & Co. Incorporated (June 5, 1991) no-action letters. Also include the supplemental representations from Morgan Stanley & Co. Incorporated and Shearman & Sterling.

2. Please confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration

date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

3. We refer you to the immediately preceding comment. As currently drafted, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what may ultimately be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that your offer will be open at least through midnight.

4. We note the disclosure indicating that you will issue new notes or return any old notes not accepted for exchange "as promptly as practicable" after expiration or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

5. Disclose that any repurchase offer made pursuant to the change in control provisions will comply with any applicable regulations under the federal securities laws, including Rule 14e-1 under the Exchange Act.

Cautionary Note Regarding Forward-Looking Statements, page 27

6. We note your reference to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. The Private Securities Litigation Reform Act does not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please eliminate any reference to the safe harbor and the Act. See also Q&A No. 2 in Section I.M. of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

Conditions to the Exchange Offer, page 33

7. We note that you may determine in your "sole discretion" whether certain offer conditions have occurred or are satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

8. An exchange offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise your disclosure to avoid the reference to "threatened" actions, as it is unclear how this could be objectively determined.

United States Federal Income Tax Considerations, page 78

9. We note your disclosure that the summary on beginning on page 143 does not purport to be a complete analysis of all potential tax effects. Disclaimers of this type are inconsistent with the requirement that all material information be provided in your offering material. Please revise.

Part II – Information Not Required in Prospectus

10. Please provide the information required by Item 22 of Form S-4. Note that the proposed offering is a Rule 415 transaction. As a consequence, the undertaking specified in paragraph (a) of Item 512 of Regulation S-K should be provided. See Section II.I of SEC Release 33-6578.

Signatures

11. For the Subsidiary Guarantors, please have the principal financial officer and the principal accounting officer or controller sign the registration statement in these capacities. Refer to Instructions for Signatures, Form S-4.

*   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act and Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jay Ingram at (202) 551-3397 with any questions. If you need further assistance, you may contact me at (202) 551-3462 or Barbara Jacobs, the Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc: Bruce Czachor
        by facsimile at 646-848-7835